Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of First Person Ltd. (“Company”) on Form S-1 of our report dated March 23, 2022, except as to Note 14, as to which the date is July 18, 2022, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the consolidated financial statements of the Company as of December 31, 2021 and for the period from January 21, 2021 (inception) through December 31, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

Costa Mesa, CA

July 18, 2022